FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 001-31890

Orezone Resources Inc.

(Translation of registrant’s name into English)

290 Picton Street, Suite 201

Ottawa, ON K1K 8P8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: April 7, 2008	/s/ Ron Little
Name: Ron Little
Title: Chief Executive Officer

OREZONE RESOURCES INC.

By Facsimile	November 12, 2007

Gold Fields Orogen Holding (BVI) Limited

6400 S. Fiddlers Green Circle

Suite 1620

Englewood, CO, 80111

United States of America

Attention: James J. Komadina

Dear Sirs:

Re:          Share Purchase Agreement (the “SPA”) among Gold Fields Orogen Holding (BVI) Limited (“Orogen”), Gold Fields Essakane (BVI) Limited (“GF BVI” and together with Orogen, the “Vendors”), Orezone Essakane (BVI) Limited, Orezone Resources Inc. (the “Purchaser”) made as of October 10, 2007 (the “SPA”), and as amended by way of a letter agreement dated October 31, 2007 (The “Amendment”)

Reference is made to section 2.01(2) of the SPA pursuant to which the Purchaser may elect by written notice delivered to the Vendors to satisfy the consideration for the Purchased Shares by a combination of cash and Consideration Securities, which election (the “Election”) is to be made no later than 10 Business Days prior to the earlier of the Financial Close and the Gold Fields Outside Date.

Pursuant to the Amendment, the parties agreed to the following changes to the SPA:

a)            the definition of “Gold Fields Outside Date” will mean November 20, 2007; and

b)            the notice required under section 2.01(2) of the SPA will be due on November 13, 2007.

Further to discussions with you, we seek another extension of both: a) the deadline for making the Election; and b) the Gold Fields Outside Date.  To that end, we have agreed to make the following amendment to the SPA:

a)            “Gold Fields Outside Date” will mean November 21, 2007; and

b)            the notice required under section 2.01(2) of the SPA will be due on November 15, 2007.

This letter shall be supplemental to and shall be read in conjunction with the SPA and the Amendment and this letter shall have effect so far as practicable as if all the provisions thereof and hereof were contained in one instrument, respectively.  Any reference to the SPA and the Amendment shall refer to this letter as amended hereby.  All terms not otherwise defined herein shall have the meaning ascribed to them in the SPA, as amended.

If the foregoing accurately represents your understanding of our agreement, please execute and deliver a copy of this letter whereupon the SPA and the Amendment shall be amended accordingly effective as of the date first referenced above.  This letter may be executed in any number of counterparts (including counterparts by facsimile or by email of a pdf formatted document) and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

Yours truly,

OREZONE RESOURCES INC.		OREZONE ESSAKANE (BVI) LIMITED

By:	/s/ Ron Little	By:	/s/ Ron Little
	Name: Ron Little		Name: Ron Little

c.c.          Jay C. Kellerman, Stikeman Elliott LLP
David B. Tennant, McCarthy Tétrault LLP

*******************************************************************************************************

AGREED this 12th day of November, 2007.

GOLD FIELDS OROGEN HOLDING (BVI) LIMITED		GOLD FIELDS ESSAKANE (BVI) LIMITED

By:	/s/ Colin Bird	By:	/s/ Brian Delaney
	Title: Director		Title: Director
	Name: Colin Bird		Name: Brian Delaney